UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 254th FISCAL COUNCIL’S MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 5, 2025

1.   DATE, TIME AND VENUE: On December 5, 2025, at 09:00 a.m., held remotely as provided for in Article 16, First Paragraph, of the Internal Rules of the Fiscal Council (“Rules”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The meeting was convened in accordance with the Company’s Bylaws. Present were the members of the Company’s Fiscal Council (“Fiscal Council”), who subscribe to these minutes, thus establishing quorum for the installation of the meeting. Also in present were the Accounting and Revenue Projection Director, Ms. Jaqueline Nogueira de Almeida; the Senior Manager and Company Accountant, Mr. Marcos Antônio Martins; the Senior Accounting Manager, Mr. Carlos Cesar Mazur; the Finance Director, Mr. Rodrigo Rossi Monari; the Senior Financial Manager, Mr. Daniel Lins Mattos; the General Secretary and Legal Director, Mr. Breno Rodrigo Pacheco de Oliveira; the Business and Corporate Affairs Director, Ms. Nathalia Pereira Leite, acting as Secretary of the Meeting; as well as representatives of PricewaterhouseCoopers Auditores Independentes Ltda. (“PwC”), Mr. Ricardo Queiroz and Mr. Mateus Oliveira.

3. AGENDA AND RESOLUTION: After examining and debating the matter in the Agenda, the Fiscal Council members present at the meeting unanimously resolved as follows:

3.1. Proposal to Reduce the Company’s Capital Stock in the amount of R$4,000,000,000.00 (four billion reais). The proposal to reduce the Company’s capital stock, in the amount of R$4,000,000,000.00 (four billion reais), without the cancellation of shares and through the reimbursement to shareholders of part of the value of their shares (“Reduction”), was reviewed, pursuant to Article 173 of Law No. 6,404/76 (“Brazilian Corporation Law”), reducing the capital stock from R$60,071,415,865.09 (sixty billion, seventy-one million, four hundred fifteen thousand, eight hundred sixty-five reais and nine cents) to R$56,071,415,865.09 (fifty-six billion, seventy-one million, four hundred fifteen thousand, eight hundred sixty-five reais and nine cents), with the shareholders’ participation in the Company’s share capital remaining unchanged, and Article 5, caput of the Company’s Bylaws to be amended to reflect the said Reduction.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 254th FISCAL COUNCIL’S MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 5, 2025

If approved by the extraordinary shareholders’ meeting, the implementation of the Reduction is subject to a 60 (sixty) day period, pursuant to Article 174 of the Brazilian Corporation Law. After the Reduction is implemented, payment of the funds resulting from the Reduction must occur by July 31, 2026, in a single installment, on a date to be determined by the Company’s Management, individually to each shareholder and in proportion to their respective positions in the Company’s share capital, in accordance with the settlement procedures established by B3 S.A. – Brasil, Bolsa, Balcão and by the institution responsible for the bookkeeping of the Company’s shares, as applicable.

Considering the clarifications provided during the meeting, the members of the Fiscal Council unanimously expressed a favorable opinion on the proposal for the Reduction, as presented above, and on the consequent amendment to the Company’s Bylaws, to be resolved at an extraordinary shareholders’ meeting, pursuant to the Brazilian Corporation Law, issuing their opinion attached to these minutes.

4. CLOSING: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up. São Paulo, December 5, 2025. Signatures: (aa) Gabriela Soares Pedercini; Stael Prata Silva Filho; Luciana Doria Wilson; and Nathalia Pereira Leite – Secretary of the Meeting.

I hereby certify that the resolution recorded in this instrument is included in the minutes of the 254th meeting of the Fiscal Council of Telefônica Brasil S.A., held on December 5, 2025, drawn up in the Company’s book. This is a free English translation.

_______________________________

Nathalia Pereira Leite

Secretary

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 254th FISCAL COUNCIL’S MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 5, 2025

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their legal duties and responsibilities, as provided for in Article 163 of Law No. 6,404/1976 and in compliance with Annex E of CVM Resolution No. 81, dated March 29, 2022, at a meeting held on December 5, 2025, examined and analyzed the proposal for the reduction of the Company’s capital stock in the amount of R$4,000,000,000.00 (four billion reais), without the cancellation of shares and through the reimbursement to shareholders of part of the value of their shares, and, considering the information provided by Telefônica Brasil’s Management, unanimously express a favorable opinion on the submission of such proposal to the Company’s Extraordinary Shareholders’ Meeting, pursuant to Law No. 6,404/1976.

São Paulo, December 5, 2025.

Gabriela Soares Pedercini	Luciana Doria Wilson	Stael Prata Silva Filho
Fiscal Council (effective)	Fiscal Council (effective)	Fiscal Council (effective)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 9, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director